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June 23, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Announces Four New Independent Nominees For Board

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) announced today the nomination of four new, highly-qualified mining industry professionals to stand for election as part of an independent seven-person Board of Directors.

“The four new nominees will work alongside three incumbent directors to build value for all shareholders,” said Paula Rogers, chair of the Special Committee of independent directors. “This enhanced, independent Board will collectively have more than 170 years of relevant experience. If elected, we will continue to execute on and evaluate Timmins Gold’s proven business strategy, which has delivered superior performance and shareholder return.”

Board Renewal Process

The Special Committee was formed to oversee the Company’s response to a dissident campaign by Sentry Investments Inc. Through a rigorous Board renewal process the Special Committee identified and recruited the four new independent nominees.

As part of the Board renewal process, the Special Committee:

  took into account Sentry’s expressed concerns;
  engaged an independent legal advisor and Korn Ferry International, the leading international executive search firm;
  received input from some of the Company’s largest shareholders; and
  received input from RBC Capital Markets, which Timmins Gold has engaged as its financial advisor.

“The Board and the new nominees believe that the Board renewal process achieves many of the objectives sought by the dissident that are also of benefit to all shareholders” said Ms. Rogers. “Moreover, the Board renewal will preserve the knowledge and experience of Timmins Gold’s operational and corporate management if the Timmins Gold Nominees are elected. This knowledge and experience will be lost if a dissident board is elected.”

New Independent Director Nominees

All four new nominees are proven leaders with successful track records. They will bring unequalled technical, operational, financial and market expertise to our Board. Set out below is a brief biography of each of the new nominees:

  George Brack, 52, has spent 29 years in the mining industry and in mining-focused investment banking. From 2000 to 2009 he was a mining-focused investment banker, serving successively as President and CEO of Macquarie North America and Managing Director, Industry Head, Mining with Scotia Capital Inc. Among other things, as an investment banker he advised clients on the sale of public companies and projects involving five gold mining assets in Mexico. From 1995 to 1999 he was Vice-President, Corporate Development for one of Canada’s largest gold miners, Placer Dome Inc. He is currently a director of several companies including Silver Wheaton Corp. and Capstone Mining Corp. He served as chair of the special committee of the boards of both Red Back Mining Inc. in 2010 and Aurizon Mines Ltd. in 2013 when they were acquired for $7.2 billion and $796 million, respectively. He has an MBA degree from York University, a Bachelor of Applied Science degree in Geological Engineering from the University of Toronto and has earned the Chartered Financial Analyst designation.

  Bryan Coates, 56, has spent 30 years in the mining industry. He currently serves as President of Osisko Gold Royalties Ltd. and previously was VP Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired earlier this month for $3.9 billion. Osisko developed and operated the Canadian Malartic mine, the largest gold mine in Quebec, and also conducted exploration work in Mexico. Before Osisko he served as VP Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. Mr. Coates is a director of Golden Queen Mining Co. He has a Bachelor of Commerce degree from Laurentian University, and has earned the Chartered Accountant designation.

  Stephen Lang, 58, a mining engineer, has spent more than 32 years in the mining industry. He is currently chair of Centerra Gold Inc., one of the largest gold miners in Asia. From 2008 to 2012, prior to becoming chair, he was Centerra’s President and CEO. His prior experience includes serving as Executive VP and Chief Operating Officer of Stillwater Mining Co., and managing large mines for Barrick Gold Corp and Kinross Gold Corp. He has recently become a director of both Allied Nevada Gold Corp. and International Tower Hill Mines Ltd. For International Tower Hill he also serves as chair. He has a Master of Science degree and a Bachelor of Science degree from the University of Missouri-Rolla.

  Luc Lessard, 50, a mining engineer, has spent more than 25 years designing, constructing and operating mining projects. He currently serves as Senior VP and Chief Operating Officer of Canadian Malartic Partnership and previously was Senior Vice President and Chief Operating Officer of Osisko Mining Corp. from 2011 until it was acquired earlier this month for $3.9 billion. He was Osisko’s VP, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as VP Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname. He has a Bachelor of Applied Science degree from Université du Laval, a College Degree in Mining Technologies from Collège de la Région de l’Amiante, and he has earned the Professional Engineer designation from the Canadian Council of Professional Engineers. Mr. Lessard is a director of Nighthawk Gold Corp.

Incumbent Director Nominees and Retiring Directors

Only one of the three incumbent directors nominated for election is a member of the management team —Chief Executive Officer Bruce Bragagnolo. The other two incumbent directors nominated for election are independent. As a result, if all seven Timmins Gold Nominees are elected, 86% of the Timmins Gold Board (6 of 7) will be independent.

As CEO, Mr. Bragagnolo oversees the strategic vision, administration and finance of the Company. He is 57 and has more than 27 years of experience in the natural resource sector both as a lawyer and a director. He has been responsible for structuring and raising over $100 million in equity and debt for Timmins Gold and overseeing the growth of the Company as it transitioned from junior developer to gold producer. As CEO he has guided the Company to industry-leading financial metrics.

Mr. Bragagnolo is a co-founder of Timmins Gold, along with Arturo Bonillas, President of Timmins Gold. Their leadership is largely responsible for the success of Timmins Gold and its outperformance when compared with peers. Messrs. Bragagnolo and Bonillas are among Timmins Gold’s top ten shareholders, with a significant combined ownership of 3.3% of the issued and outstanding shares. Their interests, and the interests of the management team as a whole, are strongly aligned with the interests of shareholders and their decisions are made with a view to building long term shareholder value.

Below are brief biographies of the two independent incumbent directors:

  Paula Rogers, 45, joined the Board in 2011. She is a Chartered Professional Accountant and brings over 20 years of experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in the mining industry in both director and officer roles. Ms. Rogers is currently the CFO of Castle Peak Mining Ltd. and director and chair of the Audit Committee of Athabasca Uranium Inc. She has served as Vice-President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. She has worked on several significant transactions including the spin-out of Silver Wheaton from Wheaton River Minerals and Goldcorp’s acquisition of the Canadian assets of Placer Dome from Barrick Gold. She holds a Bachelor of Commerce degree from the University of British Columbia.

  Jose Vizquerra Benavides, 34, joined the Board in 2013. Mr. Vizquerra is currently President, CEO and a director of Oban Mining Co. and has more than ten years of experience in mining. From 2008 until 2011 Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru, and from 2005 until 2008 he was a geologist with Goldcorp. Mr. Vizquerra is fluent in both Spanish and English. Mr. Vizquerra holds a Master of Science degree in Mineral Exploration from Queen's University and a Bachelor of Civil Engineering degree from the Peruvian University of Applied Science. He has earned the Certified Professional Geologist designation from the American Institute of Professional Geologists.

Mr. Bonillas and four other long-serving directors, Frank Cordova, Barry Fraser, Eugene Hodgson and Miguel Soto, will not be standing for re-election. The Company thanks each of them for their many years of dedicated service as directors and for their many contributions to the development of the Company, and its evolution into the sustainable producing mine operator it is today.

Mr. Bonillas will continue to serve as President of the Company with overall responsibility for the Company’s operations. Mr. Soto will continue to serve as VP Exploration. Mr. Cordova has agreed to serve as a special advisor to the Board with respect to local matters.

Contacts:
Timmins Gold Corp.
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

For Media
Longview Communications Inc.
Alan Bayless
604-694-6035
abayless@longviewcomms.ca

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.